FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir
+27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
M E D I A R E L E A S E
Gold Fields – The Complete Gold Company -
Releases F2005 Annual Report & Reserves and
Resources Statement
Johannesburg, 3 October 2005. Gold Fields Limited (GFI: JSE,
NYSE) today launched its Annual Report for the 2005 Financial Year together with the updated Mineral Resource and Ore Reserve
Statement under the banner ‘Gold Fields – the complete gold
company’. The report was mailed to shareholders on Thursday, 29
September 2005.
Chairman’s Message
In his message to shareholders contained in the Annual Report,
Chairman Chris Thompson stated, “Despite the distractions of the year, the company’s performance was remarkable; a testament to the strength of our management and asset quality. There can be no doubt that Gold Fields’ operations are professionally and competently managed. Mining operations are well planned and engineered,
accounts are conservatively struck and internal controls increasingly more effective.”
He went on to identify the three principal strategic issues facing the
Group, “First, despite substantial inward investment over the past decade, the South African mines are mature, getting deeper and face declining grades and rising costs. Gold Fields is bound to become increasingly international, using its South African base as the platform from which to grow globally.’
“The second strategic issue for Gold Fields is the difficulty in finding value-adding growth opportunities elsewhere in the world. Inflation in capital, operating and transport costs generally is affecting the economics of new projects almost everywhere which, when combined with the social and political risks of entering countries where gold is found, makes growth a challenge.’
“Third is meeting the demands for transformation in South Africa embodied principally in the Mining Charter and BEE movements. The transaction with Mvelaphanda remains a landmark example of a responsible BEE transaction. A significant challenge for the next few years will be for Gold Fields to meet the target for transformational representation in management. Also, although Gold Fields has not yet received its new order mining rights, it is in good compliance with the criteria set by the Mining Charter and anticipates that the new order mining rights will be issued in F2006.”
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
^
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A
Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, S Stefanovich°,T M G
Sexwale, B R van Rooyen, C I von Christierson
‡
American,
†
British, *Canadian,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel

Chief Executive’s Review
Summarising the 2005 financial year, Chief Executive Officer Ian Cockerill described it as
“Challenging but successful, with the Group delivering a sound operating performance. The fluctuating rand/US dollar exchange rate mitigated against optimising our rand income, while the attempted hostile takeover bid by Harmony was successfully defeated. The international expansion projects at Tarkwa and St Ives were completed ahead of expectation and their benefits are expected to make a significant contribution to Gold Fields’ bottom line. The South African mines have been successfully repositioned with a strategy aimed at improving quality volumes and have recorded an overall robust cost performance since September 2003.’
He continued, “I would like to pay tribute to all Gold Fields’ stakeholders who stood by us during the
Harmony hostile bid, be they employees or investors. We undertake to justify their confidence in Gold
Fields by improving the Group’s performance and strengthening our shareholders’ investment.”
Reserves and Resources
The annual attributable reserve depletion by Gold Fields was 4.5 million ounces of gold during F2005 and the Group remains intent on realising an additional 1.5 million ounces per annum of production from its international operations by the end of 2009.
As at the end of June 2005, Gold Fields had attributable Reserves of 64.8 million ounces, which is
14.2 million ounces less than in the previous year. The reduction of 14.2 million ounces includes the
10.9 million ounces associated with the Eastern Boundary Area (EBA), which was reclassified to resource status pending re-engineering, as well as the total mining depletion of 4.5 million referred to above.
The reclassification of the EBA from reserve to resource was as a result of new geological information acquired during the year.
Outlook
Looking forward to F2006, Ian Cockerill noted, “We expect the rand to remain strong during F2006 given the robustness of the local economy and the continued weakness of the US dollar. Input costs will increase as a result of the higher wage environment and rising energy costs, particularly petroleum based products. Costs are therefore expected to remain under pressure. However, there are indications that the dollar gold price will continue its secular upward trend.”
Objectives
Finally, Ian Cockerill set out the Group’s main objectives for F2006:
• Raising safety performance by a further 10% towards the global standard benchmark
• Increasing gold production beyond 4.3 million ounces
• Group costs targeted at or below R66,000 per kilogram
• South African costs targeted at or below R70,000 per kilogram
• Productivity improvements of 10% in the South African operations to reach 4.3 square metres per total employee costed
• Completion of the Cerro Corona feasibility study and, if positive, commencing development
• The replenishment of depleted ounces through exploration success or the acquisition of new ounces.
ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 3 October 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs